UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Micropac Industries, Inc. (Exact name of registrant as specified in charter) Commission file number 000-5109

Delaware		75-1225149
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

905 E. Walnut Street, Garland, TX		75040
(Address of principal executive offices)		(Zip Code)

Pat Cefalu
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Micropac Industries, Inc. provides power management and controls, sensors and displays, and optocoupler products, components and assemblies and offers a wide range of products sold to the industrial, medical, military, aerospace and space markets.

The majority of Micropac Industries, Inc. products require conflict minerals that are “necessary to the functionality or production of a product” manufactured. Under the Securities and Exchange Act of 1934, Rule 13p-1, those minerals include tantalum, tin, tungsten, or gold (“3TG”).

Micropac Industries conducted a  reasonable country of origin inquiry (RCOI) of all the Company suppliers of components or materials that may contain 3TG conflict minerals to determine if the Company has reason to believe that the conflict minerals may have originated in the DRC or an adjoining country (the covered country).

The RCOI consisted of supplier surveys, the “EICC/GeSI Conflict Minerals Reporting Template when provided by supplier, and resources provided by the Conflict-Free Sourcing Initiative (“CFSI”), including the Conflict-Free Smelter Program (“CFSP”).

Based on the RCOI, Micropac Industries has no reason to believe that its necessary conflict minerals may have originated in the DRC or an adjoining country.

It is Micropac Industries, Inc. policy to comply with all applicable regulations and we are committed to complying with the new rule. It is also our policy to be “DRC conflict free.”

A copy of this report is available at www.micropac.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Cefalu
______________________________

Patrick Cefalu, CFO    May 30, 2014